SILICON SOUTH, INC.

251 Jeanell Dr., Suite 3

Carson City, NV  98703

January 5, 2010

United States Securities and Exchange Commission

Mr. Ethan Horowitz

Division of Corporation Finance

Mail Stop 3561

Washington, D.C.  20549

Re:

Silicon South, Inc.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Filed May 13, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Filed August 13, 2009

File No. 000-51906

Dear Mr. Horowitz:

We are in receipt of your correspondence dated November 13, 2009 and December 15, 2009 regarding the above referenced filings.  This letter is in response to your correspondence.

Form 10-Q for Fiscal Quarter Ended March 31, 2009 and

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 4T - Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 12

1.

It does not appear that management has provided its conclusions regarding the effectiveness of your disclosure controls and procedures. Please revise to provide the disclosure required by Item 307 of Regulation S-K. In preparing your disclosure, please note that (i) management’s conclusion should be as of the end of the period covered by your report and (ii) if your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, your conclusion must specifically state their effectiveness at that same reasonable assurance level.

RESPONSE:

We have amended our Form 10-Q for the Fiscal Quarters ended March 31, 2009 and June 30, 2009 as requested.

Section 302 Certifications

2.

We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•

Reference should be made to the “registrant” rather than the “small business issuer” for each instance,

•

The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 1 3a-l 5(f) and I 5d-1 5(f)).

Please revise your certifications to address each of the matters noted above.

RESPONSE:

We have amended our Section 302 certifications as requested.

The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SILICON SOUTH, INC.

/s/ Zagros Shahvaran

Zagros Shahvaran

President